Exhibit 5(a)

David C. House
Senior Counsel
American Electric Power
1 Riverside Plaza
Columbus, Ohio 43215
614-716-1630
dchouse@aep.com
The Bank of New York Mellon Trust Company, N.A., as Trustee
311 South Wacker Drive
Suite 6200B, Floor 62, Mailbox 44
Chicago, Illinois 60606

August 14, 2026

Ladies and Gentlemen:

The undersigned, David C. House, an employee of American Electric Power Service Corporation (“AEP Service Corp.”), an affiliate of Public Service Company of Oklahoma (the “Company”), and counsel to the Company, delivers this opinion in accordance with Sections 102, 303 and 903 of the Indenture, dated as of November 1, 2000 (the “Original Indenture”), from the Company to The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), and in connection with the issuance and sale by the Company of $450,000,000 aggregate principal amount of its 5.40% Senior Notes, Series O, due 2034 (the “Series O Notes”) and $550,000,000 aggregate principal amount of its 6.30% Senior Notes, Series P, due 2056 (the “ Series P Notes”, and collectively with the Series O Notes, the “Notes”) under the Original Indenture and the related Fourteenth Supplemental Indenture thereto between the Company and the Trustee, dated as of August 1, 2026 (the “Supplemental Indenture”, and together with the Original Indenture, the “Indenture”). Capitalized terms not otherwise defined herein shall have the meanings specified in the Indenture.

The Bank of New York Mellon Trust Company, N.A.
August 14, 2026

In accordance with Section 102 of the Original Indenture and in connection with the written order of the Company (the “Company Order”), of even date herewith, for the authentication and delivery of the Notes, I advise you as follows:

        (1)    I have read the covenants and conditions contained in the Indenture with respect to compliance with which this opinion is given, including without limitation the conditions precedent provided for therein relating to the action proposed to be taken by the Trustee as requested in the Company Order, and the definitions in the Indenture relating thereto;

        (2)    I have read (i) the Indenture, (ii) the Supplemental Indenture, (iii) the Company Order and (iv) the Board Resolutions referred to therein;

        (3)    I have conferred with officers of the Company, have examined such records of the Company and have made such other investigation as I deemed relevant for purposes of this opinion; and

        (4)    In my opinion, I have made such examination or investigation as is necessary to enable me to express an informed opinion as to whether or not such covenants and conditions have been complied with.

Based upon the foregoing, I hereby advise you that in my opinion all covenants and conditions precedent (including any covenants compliance with which constitutes a condition precedent) of the Indenture relating to the authentication and delivery of the Notes and the execution of the Supplemental Indenture by the Trustee have been complied with.

I have also examined the provisions of Section 903 of the Original Indenture pursuant to which this opinion is being furnished to the Trustee and the definitions in the Indenture relating thereto. I have made, in my opinion, such examination or investigation as is necessary to enable me to express an informed opinion as to whether the conditions to the execution of the Supplemental Indenture under the Original Indenture have been complied with. Based on the foregoing, I am of the opinion that the execution of the Supplemental Indenture is authorized or permitted by the Original Indenture.

I hereby also advise you that in my opinion:

    (a)    the form of the Notes has been duly authorized by the Company and has been established in conformity with the provisions of the Indenture;

    (b)    the terms of the Notes have been duly authorized by the Company and have been established in conformity with the provisions of the Indenture; and

The Bank of New York Mellon Trust Company, N.A.
August 14, 2026

    (c)    the Notes, when authenticated and delivered by the Trustee in accordance with the Indenture and the aforesaid Company Order and the Board Resolutions referred to therein, and executed and delivered by the Company as contemplated by and in accordance with such Company Order and duly paid for by the purchasers, will have been duly issued under the Indenture and will constitute valid and legally binding obligations of the Company, entitled to the benefits provided by the Indenture and enforceable against the Company in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

In rendering the opinions set forth in paragraphs (a), (b) and (c) above, (A) I have examined, and have relied as to matters of fact upon, the documents delivered to you at the closing and upon originals or copies, certified or otherwise identified to my satisfaction, of such corporate records, agreements, documents and other instruments and such certificates or comparable documents or oral statements of public officials and of officers and representatives of the Company, and have made such other and further investigations, as I have deemed relevant and necessary as a basis for such opinions, and (B) in such examination, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies, and the authenticity of the originals of such latter documents.

I am a member of the Bar of the States of New York and Ohio and do not purport to be expert on the laws of any jurisdiction other than the laws of the States of New York and Ohio and the Federal laws of the United States of America. As to any laws of any jurisdiction other than the laws of the States of New York and Ohio and the Federal law of the United States of America, I have consulted with, and am relying on, other members of AEP Service Corp. who are licensed attorneys admitted to practice in such jurisdiction.

Very truly yours,

/s/ David C. House
David C. House
Counsel for Public Service Company of Oklahoma